湖北润丰律师事务所

HUBEI RUNFENG LAW FIRM

Address: Room C, 30_th Floor, C Building, Chutian Metropolitan Garden, Special 1, Zhongbei Road, Wuhan, Hubei, China, 430071

Telephone Number: (86)-27-87825916

Date:  November 7, 2007

To:

Zhilin Zhang

Longdan Holding Inc.

Nevada  USA

C/o

Hubei Longdan Biological Medicine Technology Co. Ltd.

Floor 21, Jiangtian Building

No. 586 Wuluo Road, Wuchang District,

Wuhan, Hubei, China, 430070

Dear Sir:

We are registered lawyers of the People’s Republic of China (“PRC”). We have acted as special PRC legal counsel to Longdan International Inc, in connection with the Company’s acquisition by Longdan Holding Incorporation, a Nevada USA company.

     Longdan International Inc. is a company incorporated under the laws of Nevis (the “Company”), which conducts its business in China primarily through contractual arrangements with Hubei Longdan Biological Medicine Technology Co. Ltd., a company incorporated under the laws of the PRC (“Hubei Longdan”).  Hubei Longdan operates a pharmaceutical business within the PRC pursuant to licenses and approvals it holds from the PRC and various provincial and local governments to engage in the sale of pharmaceutical products in the PRC. Hubei Longdan also owns real property in the PRC used in connection with its business.

We have reviewed certain contractual arrangements between Hubei Longdan, its shareholders and the Company set forth in Appendix 1 to this opinion letter (collectively, the “Main Agreements”), pursuant to which Hubei Longdan and its shareholders have granted the Company the ability to substantially influence Hubei Longdan’s day-to-day operations and financial affairs, appoint its management and direct all matters requiring shareholder approval.

Under the terms of "Exclusive Consulting and Services Agreement" and "Operating Agreement", the Company provides exclusive consulting and other services relating to the operation and administration of the business of Hubei Longdan in return for fees equal to Hubei Longdan’s net profits, and has the right and responsibility of appointing the management of Hubei Longdan and making substantially all decisions regarding the business.  In addition, under the Equity Pledge Agreement, Exclusive Option Agreement and Proxy Agreement, Hubei Longdan’s shareholders have pledged their equity interests in Hubei Longdan to the Company, irrevocably granted the Company an exclusive option to purchase all or part of the equity interests in Hubei Longdan and granted the Company the right to vote their shares in Hubei Longdan to the Company’s designee.

 We express our opinions as to the laws of the mainland territory of the PRC in force on the date of this opinion letter, which includes all laws, statutes, judicial interpretations, decrees, orders, guidelines, regulations, notices of the PRC. In particular, we have made no investigations and we express no opinion as to the laws of the Special Administrative Regions of Hong Kong and Macao. The PRC Laws referred to herein are laws currently in force and there is no guarantee that any of such laws, or the interpretation will not be changed in the future with or without retrospective effect.

     In connection with rendering the opinion, we have examined the originals or copies certified or otherwise identified to our satisfaction, of the Main Agreements and certain other documents provided to us by the Company and such other corporate records, certificates issued by governmental authorities in the PRC, as we have deemed necessary for furnishing this opinion.

In the examination, we have assumed the genuineness of all signatures, seals and trademarks, and the authenticity of all documents submitted to us as originals and the conformity of the copies submitted to us with authentic original documents. We have also assumed no amendments, supplementary, or other changes have been made with respect to any of the Documents after they were submitted to us for the purposes of this legal opinion letter.

    In addition, for purposes of our opinions, we have reviewed that certain "Agreement of Acquisition" between Longdan Holding Incorporation, and  Longdan International Incorporation.

As a result, after the Acquisition closes, Longdan Holding Incorporation will succeed to the assets and liabilities of and will receive the rights and benefits of the Longdan International under the Main Agreements.

We also reviewed that Longdan Holding Incorporation issued some shares of Series B Common Stock to shareholders of USChian Channel Incorporation; most of them are believed to be U.S. citizens and residents.

     Based upon the foregoing examination, and subject to the above-mentioned assumptions, we are of the opinion that:

(1)Hubei Longdan, has been duly incorporated and is validly existing as a company with limited liability, with full enterprise legal person status and in good standing under the PRC Laws. All of the registered capital of Hubei Longdan has been fully paid for and its shareholders respectively own all of the equity interests in the registered capital of Hubei Longdan and such equity interests are free and clear of all liens, security interest, mortgage, pledge, encumbrances, adverse claims or charge or any third-party right, except those specified in the Main Agreements as listed in the Appendix 1 with the Company.  The By-Laws, business license and other constitutive or organization documents of Hubei Longdan comply with the requirements of applicable PRC law and are in full force and effect.

(2) Hubei Longdan has two subsidiaries (“Subsidiaries”): Hubei Fuhua Medicine Co. Ltd and Huiyuan Investment Co. Ltd. Each of the Subsidiaries is valid existing as existing as a company with limited liability, with full enterprise legal person status and in good standing under the PRC Laws.

 (3) None of Hubei Longdan and its Subsidiaries is in breach of or in default under any applicable PRC Laws, or its business license, or their respective by-laws, other constitutive documents.

     (4) None of Hubei Longdan and its Subsidiaries is in breach, violation, or in default of any of their signed contracts, which has not been corrected, remedied, rectified or waived, except for such breach, violation or default would not have a material adverse effect on their financial performance.

 (5) None of Hubei Longdan and its Subsidiaries is in default, and there exists no event that with the giving of notice or the passage of time would constitute such a default, in the performance or observance of any covenant or term contained in any license, lease, indenture, mortgage, deed of trust, loan agreement, note or other financial agreement to which it is a party.

 (6) Hubei Longdan has the corporate power, and legal rights to enter into, deliver and perform its respective obligations under each of the Main Agreements to which it is a party. Each of the Main Agreements to which Hubei Longdan is a party constitutes a valid and legally binding obligation of Hubei Longdan enforceable in accordance with its terms.

 (7) There are no legal, administrative, arbitration or other proceedings, which has challenged the legality, or validity of each of the Main Agreements and the relevant business obligations contemplated thereby, or to the best of our knowledge after making adequate and reasonable enquiries, no such proceedings are threatened or contemplated by any governmental or parliamentary authority or by any other persons.

     (8) The election of PRC Laws as the governing law in each of the Main Agreements is a legitimate choice of governing law and will be binding on the parties to each of the Main Agreements.

 (9) Each of the Main Agreements is, and all the Main Agreements taken as a whole are constitutional, enforceable, valid and legitimate under the PRC Laws or regulations, and is binding on the persons revealed to be parties thereto. No Article in any of the Main Agreements violates any applicable PRC Laws or regulations in any way.

     (10) As for the Equity Pledge Agreement, all recordings have been fulfilled, and no registration or filings are currently required; no Governmental approval is currently required in the PRC for the equity to be effectively pledged pursuant to the Equity Pledge Agreement.

     (11) No governmental approvals are required to be obtained for the delivery and performance of their obligations and the business transactions contemplated under each of the Main Agreements by the Company, and Hubei Longdan, other than those already obtained. In the event that the Company decides to exercise the stock option granted under the Exclusive Option Agreement to purchase the equity interests in Hubei Longdan, the equity purchase under the Exclusive Option Agreement shall be subject to prior approval by the Ministry of Commerce, the People’s Republic of China, or its local counterpart and be further subject to registrations with the other relevant government authorities, and the exercise price for such stock option should reflect the appraised value at the time of exercise, as determined by an appraiser qualified to perform such appraisals.

     (12) The obligations undertaken by and the rights granted by each party to each of the Main Agreements are legally permissible under PRC Laws. The election of PRC Laws as the governing law in each Agreement is a legitimate choice of governing law and will be binding on the parties to the related Agreement.

     (13) None of any Articles in each of the Main Agreement is in default, or would constitute such a default, in the performance or observance of any covenant or term contained in any license, indenture, mortgage, deed of trust, loan agreement, note, lease or other agreement to which Hubei Longdan, or any of its Subsidiaries is a party.

 (14) We do not know of any PRC legal or governmental proceedings pending or threatened to which any of Hubei Longdan and its Subsidiaries is a party, or to which any of the properties of Hubei Longdan and its Subsidiaries is subject.

(15) The rights and obligations of Hubei Longdan under each of the Main Agreements to which it is a party and the rights of each other party to a Main Agreement may be validly transferred to Longdan Holding Inc. by connection with the completion of the Acquisition and the Main Agreements will thereafter continue to constitute valid and legally binding obligations of Hubei Longdan and the other parties to the Main Agreements enforceable by Longdan Holding Inc. in accordance with its respective terms.

 (16) There are no legal, administrative, arbitration or other proceedings, which has challenged the legality, or validity of the transfer of the rights and obligations of the Company under the Main Agreements to Longdan Holding Inc. by the Acquisition and the relevant business obligations contemplated thereby, or to the best of our knowledge after making adequate and reasonable enquiries, no such proceedings are threatened or contemplated by any governmental or parliamentary authority or by any other persons.

 (17) Notwithstanding that Longdan Holding Inc. is a corporation organized under the laws of the State of Nevada, and owned in part by United States citizens and residents, after the transfer of the rights and obligations of Longdan International to Longdan Holding Inc. by the Acquisition, each of the Main Agreements will be, and all the Main Agreements taken as a whole shall continue to be constitutional, enforceable, valid and legitimate under the PRC Laws or regulations, and binding on Hubei Longdan (to the extent that it is a party) and the other parties to the Main Agreements.

     (18) In order for Longdan Holding Incorporation to enforce its rights under the Equity Pledge Agreement following the transfer of the Company’s rights under such agreement to Longdan Holding Incorporation in connection with the Acquisition, no additional recordings, registration or filings will be required; and no Governmental approval will be required in the PRC for Longdan Holding Inc. to enforce its rights pursuant to the Equity Pledge Agreement.

     (19) In connection with the completion of the Acquisition and the transfer of the rights of Longdan International under the Main Agreements to Longdan Holding Incorporation, no governmental approvals are required to be obtained in connection with the performance by Hubei Longdan, the Company or any other party to the Main Agreements of their respective obligations under either the Acquisition Agreement or any of the Main Agreements, other than those already obtained, subject, however to the requirement that when Longdan Holding Inc. decides to exercise the stock option granted under the Exclusive Option Agreement to purchase the equity interests in Hubei Longdan, the equity purchase under the Exclusive Option Agreement shall be subject to prior approval by the Ministry of Commerce of the People’s Republic of China, or its local counterpart and be further subject to registrations with the other relevant government authorities, and the exercise price for such stock option should reflect the appraised value at the time of exercise, as determined by an appraiser qualified to perform such appraisals.

     (20) The obligations undertaken by and the rights granted by each party to each of the Main Agreements are legally permissible under PRC Laws and will continue to be legally permissible after the transfer of the rights of Longdan International to Longdan Holding Incorporation by the Acquisition.

     (21) The transfer of the rights of Longdan International to Longdan Holding Incorporation by the Acquisition will not cause a default under any of the Articles in any of the Main Agreements, or constitute a default, in the performance or observance of any covenant or term contained in any license, indenture, mortgage, deed of trust, loan agreement, note, lease or other agreement to which Hubei Longdan or any of its subsidiaries is a party.

      This opinion is rendered to you by me at the request of Hubei Longdan, and is solely for your benefit. Neither this opinion nor copies hereof may be relied upon by, delivered to, or quoted in whole or in part to any jurisdictional agency or other person without my prior written consent.

Very truly yours,

Signature:

/s/ Yufeng Cao

Yufeng Cao, Lawyer

Hubei Runfeng Law Firm